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February 10, 2010

Pamela A. Long Assistant Director United States Securities and Exchange Commission Mailstop 4631 Washington, D.C. 20549

Re:	Lihua International, Inc.
Registration Statement on Form S-3, Filed January 8, 2010, as amended
File No.: 333-164269

Dear Ms. Long:

We are counsel to Lihua International Inc., a Delaware corporation.  We hereby confirm that our reference to the Delaware General Corporation Law in our legal opinion included as Exhibit 5.1 of the above-captioned Registration Statement includes the statutory provisions and any reported judicial decisions interpreting these laws.

Very truly yours,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP